

SECURITIES AND EXCHANGE COMMISSION

07003247

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign-American Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1016 Collier Center Way, Suite 100
(No. and Street)

Naples (City) Florida (State) 34110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Laken Mitchell (239) 597-0128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Neal Ingram Ingram + Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1635 N. McFarland Blvd, Ste 502 (Address) Tuscaloosa (City), AL (State) 35406 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Laken Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC-STATE OF FLORIDA
Ruth A. Stukenborg
Commission # DD506798
Expires: JAN. 12, 2010
Bonded Thru Atlantic Bonding Co., Inc.



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Apogee

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Security Capital Brokerage, Inc. as of December 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Capital Brokerage, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Apogee CPA Services, LLC

February 19, 2007

3300 Cumberland Boulevard • Suite 300 • Atlanta, Georgia 30339 • Phone 404.419.7100 • Fax 404.419.7101
www.Apogee360.com

SOVEREIGN-AMERICAN SECURITIES, INC.
Audited Financial Statements
Years Ended December 31, 2006 and 2005

CONTENTS



INGRAM & INGRAM, LLC

CERTIFIED PUBLIC ACCOUNTANTS

JOHN E. INGRAM, C.P.A.
JOHN NEAL INGRAM, C.P.A.

Members:
Alabama Society of Certified Public Accountants
American Institute of Certified Public Accountants

February 27, 2007

Independent Auditor's Report

To The Stockholders
Sovereign-American Securities, Inc.
Naples, Florida

We have audited the accompanying balance sheet of Sovereign-American Securities, Inc. as of **December 31, 2006 and 2005** and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sovereign-American Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Ingram & Ingram, LLC
Tuscaloosa, Alabama

Tuscaloosa Office: 1635 N. McFarland Blvd., Suite 502, Tuscaloosa, Alabama 35406 - PH (205) 345-0420 - FAX (205) 752-9536
Birmingham Office: The Cole Centre, 1100 East Park Drive, Suite 300, Birmingham, Alabama 35235 - PH (205) 836-4821 - FAX (205) 836-4881
Hueytown Office: 131 Meadland Circle, Hueytown, Alabama 35023 - PH (205) 744-6622 - FAX (205) 744-6650

SOVEREIGN-AMERICAN SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets		
Cash in banks	$ 94,979	$ 14,634
Total Assets	**$ 94,979**	**$ 14,634**

LIABILITIES & STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities	$ 50	$ 50
Total Liabilities	**$ 50**	**$ 50**
Stockholders' Equity		
Common Stock	$ 20	$ 20
Paid in Capital	53,950	28,950
Retained Earnings	40,959	(14,386)
Total Stockholders' Equity	**$ 94,929**	**$ 14,584**
Total Liabilities & Stockholders' Equity	**$ 94,979**	**$ 14,634**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Income		
Commissions	$ 1,872,805	$ 750,800
Interest Income	46	43
Fees & Other Miscellaneous Income	370	1,412
Total Income	**$ 1,873,221**	**$ 752,255**
Operating Expenses		
Commissions	$ 1,743,715	727,470
Dues, Subscriptions & NASD Filing Fees	10,888	18,015
Overhead Expenses	45,023	0
Licenses, Other Fees and Expenses	190	1,299
Accounting	400	0
Insurance	1,802	0
Taxes	456	0
Rep Admin Processing	15,372	0
Bank Fees	30	0
Total Expenses	**$ 1,817,876**	**$ 746,784**
Income/(Loss) from Operations	**$ 55,345**	**$ 5,471**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 28,950	$ (14,386)	$ 14,584
Net Income/(Loss) for Year			55,345	55,345
Stockholder Contributions		25,000		25,000
Ending Stockholders' Equity	$ 20	$ 53,950	$ 40,959	$ 94,929

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ 55,345	$ 5,471
Net Cash Provided by Operating Activities	**$ 55,345**	**$ 5,471**
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from Stockholders	25,000	-
Net Cash Provided by Financing Activities	**$ 25,000**	**$ -**
Net Increase in Cash and Cash Equivalents	80,345	5,471
Beginning Cash and Cash Equivalents	14,634	9,162
ENDING CASH AND CASH EQUIVALENTS	**$ 94,979**	**$ 14,634**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Purpose: The company was incorporated on January 4, 1988, under the laws of the state of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

B. Accounting Method: The company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recorded when incurred.

C. Income Taxes: Income taxes are provided for based on the income reported in the income tax return. The entity is a corporation and has elected S-status, thereby any tax liability is passed to the shareholders. Any future deferred income taxes will result principally from temporary differences related to depreciation.

NOTE 2 - SECURITIES INVESTOR PROTECTION CORPORATION

Sovereign-American Securities, Inc. is a member of the Securities Investor Protection Corporation ("SIPC") pursuant to all filings and registrations related to operating as a securities broker dealer.

NOTE 3 - CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 4 – RELATED PARTIES

The company's primary stockholder is also a partner of CMG Surety, LLC, which the company pays administrative overhead reimbursement. For the years ended December 31, 2006 and 2005, these reimbursements were $45,023 and $ -0 -.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total ownership equity from Statement of Financial Condition	$ 94,929
Deduct: Ownership equity not allowed for net capital	-
Total ownership equity qualified for net capital	**$ 94,929**
Deductions and/or charges:	
Non-allowable asset - net receivable	-
Other additions and/or allowable credits	-
Net capital before haircuts on security positions	**$ 94,929**
Haircuts on securities	-
NET CAPITAL	**$ 94,929**

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus report 12/31/06:	$ 94,929
Income/(Expense) not reflected on Focus report:	
Rounding	-
NET CAPITAL	**$ 94,929**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 2 - COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

Sovereign-American Securities, Inc. will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exempting it from the requirements of customer protection Rule 15c3-3.

See accompanying accountant's report.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 3 - COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL
DECEMBER 31, 2006

Total Indebtedness	$ 50
AGGREGATE INDEBTEDNESS	**$ 50**

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ 50	
Net capital	$ 94,929	= N/A

1500 percent limit

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 4 – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2006

There were no Liabilities subordinated to General Creditors at December 31, 2005 or at December 31, 2006. Therefore, there were no changes in Liabilities subordinated to General Creditors.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

SOVEREIGN-AMERICAN SECURITIES, INC.
Naples, Florida

We have examined the financial statements of Sovereign-American Securities, Inc. for the period ending December 31, 2006. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the time of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2006, which was made for the purposes set forth in the above paragraph, disclosed no weaknesses that we believe to be material.



Ingram & Ingram, LLC
Tuscaloosa, Alabama
February 27, 2007

END